AMENDED AGREEMENT OF PURCHASE AND SALE

This Amended Agreement is made effective as of October 25, 2011, between Stakool, Inc., a publicly trading Nevada Corporation and Anthus Life Corp., a privately held Nevada Corporation, and supersedes any previous Agreement entered into between Stakool, Inc. and Anthus Life Corp.

WHEREAS: Anthus Life Corp. ("Anthus Life") wishes to purchase a majority interest in Stakool, Inc. ("Stakool"), and Stakool wishes to make available its Preferred and Common shares and assets to Anthus Life, and therefore, each do hereby enter into an Agreement of Purchase and Sale ("Agreement") pursuant to the terms and conditions set forth below.

Stakool will be purchased by Anthus Life in a tax-free reorganization pursuant to Section 368 of the Internal Revenue Code.

Anthus Life Corp, will be a wholly owned subsidiary of Stakool, Inc.

Stakool and Anthus Life, sometimes referred to jointly as "parties," hereby acknowledge the receipt and sufficiency of this Agreement and agree each and with the other as follows:

1. DEFINITIONS

1.1 **Definitions.** The following terms have the following meanings, unless otherwise indicated:

(a) **Assets:** All assets of Stakool;

(b) **Agreement:** This Agreement, and all exhibits, schedules and other documents attached to or referred to in this Agreement, and all amendments and supplements, if any, to this Agreement;

(c) **Applicable Securities Legislation:** All applicable securities legislation in all jurisdictions relevant to the issuance of Stakool, Inc. shares to Anthus Life Corp.;

(d) **Closing:** The completion of this Transaction, in accordance with Section 7 of this Agreement;

(e) **Closing Date:** A date mutually agreed upon by the parties hereto in writing and in accordance with Section 7.2 of this Agreement;

(f) **Closing Documents:** Papers, documents, and instruments required to be executed and delivered at Closing and pursuant to this Agreement;

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(g) **Liabilities:** Includes, but is not limited to, any direct indebtedness, guaranty, endorsement, claim, loss, damage, deficiency, costs, expense, obligation or responsibility, secured or unsecured, asserted as inchoate or otherwise;

(h) **Loss:** Any and all demands claims, actions or causes of action, assessments, losses, damages, liabilities, costs, and expenses, including without limitation, interest, penalties, fines and reasonable attorney, accountant and other professional fees and expenses, but excluding any indirect consequential or punitive damages suffered by Anthus Life or Stakool including damages for lost profits or lost business opportunities;

(i) **SEC:** The United States Securities and Exchange Commission;

(j) **Stakool Material Adverse Effect:** Any claim, charge, arbitration, grievance, action, suit, investigation or proceeding by or before any court, arbiter, administrative agency or other governmental authority now pending or, threatened against Stakool which involves any of the business, or the properties or assets of Stakool that, if adversely resolved or determined, would have a material adverse effect on the business, operations, assets, properties, prospects or conditions of Stakool when taken as a whole.

(k) **Taxes:** International, federal, state, provincial and local income taxes, capital gains tax, value added taxes, franchise taxes, personal property and real property taxes, levies, assessment(s), tariffs, duties (including customs duty), business license or other fees, sales, use and any other taxes relating to the assets of the designated party or the business of the designated party for all periods up to and including the Closing Date, together with any related charge or amount, including interest, fines, penalties and additions to tax, if any, arising out of tax assessments;

(l) **Transaction:** The exchange of Consideration pursuant to this Agreement and as described in Section 2.1;

(m) **1933 Act:** The United States Securities Act of 1933, as amended;

(n) **1934 Act:** The United States Securities Exchange Act of 1934, as amended; and

(o) **Exhibits:** The following exhibit is attached to and forms part of this Agreement:

Exhibit 1 – Consulting Agreement between Kyle Gotshalk and Stakool, Inc.

Exhibit 2 – Agreement and Plan of Reorganization

1.2 **Currency:** All dollar amounts referred to in this Agreement are in United States funds, unless expressly stated otherwise.

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Purchase and Sale Agreement Between Stakool, Inc. and Anthus Life Corp.

2. Consideration of Sale and Purchase

2.1 Consideration:

(A) On July 22, 2011, certified checks in the total amount of One Hundred Thousand Dollars ($100,000) were presented to Kyle Gotshalk, for the purchase of those certain shares that constituted a majority of the Common and Preferred Stock.

(B) On or before December 9, 2011, Anthus Life will present to Kyle Gotshalk certified checks in the total amount of One Hundred Five Thousand Dollars ($105,000); any interim or partial payments made prior to December 9, 2011, will be credited toward this payment until satisfied ($20,000 was paid on October 24, 2011);

(C) In consideration of the above payment on December 9, 2011, and within ten days from the payment made on December 9, 2011, all non-affiliate forms, stock power letters and/or directives, necessary to convert share certificates shall be in possession of Anthus Life;

(D) On or before February 10, 2012, Anthus Life will present to Kyle Gotshalk certified checks in the total amount of One Hundred Twenty Five Thousand Dollars ($125,000); any interim or partial payments made prior to February 10, 2012, will be credited toward this payment until satisfied;

In consideration for the above Three Hundred Fifty Thousand Dollars ($350,000), Anthus will receive all of Stakool's assets, including, but not limited to the following:

(E) Certain issued and outstanding shares of Stakool, Inc. Common;

(F) 10,000,000 Shares of Stakool, Inc. Preferred Shares which are issued and outstanding;

(G) All of the rights and assets of the following two wholly owned subsidiaries of Stakool, Inc.; Dream Apartments TV, and Hong Kong Orient Express;

(H) Clinton Hall will relinquish (assign to a third party of Anthus Life's choosing, and or cause a conversion) a note it holds in the amount of One Hundred Fifty Eight Thousand Seven Hundred Fifty Three Dollars ($158,753), plus interest;

(I) All of the issued and outstanding shares that have been returned to Stakool by Byler will be relinquished or assigned to Anthus Life;

(J) A Multiple Promissory Note held by Ender Company Assets, Inc. was cancelled and 20,000,000 shares returned to the Company;

(K) A Multiple Promissory Note held by IrishMist Consultants, Ltd. was cancelled and 20,000,000 shares returned to the Company; and

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(L) $64,643 accrued debt referenced on Stakool's previously filed Financial Statements will not be assumed by Anthus Life and will be satisfied outside of this Agreement in a separate Instrument

3. Terms of Sale and Purchase

3.1 Simultaneously with the Closing Date of the Transaction, Stakool shareholders will approve the following:

(A) Within a reasonable time after the Closing Date, but no later than thirty days, Anthus Life will prepare and file, or cause to be filed, a Form 8-K outlining the material agreements entered into between Anthus Life and Stakool;

(B) On the Closing Date, Stakool represents and warrants that Stakool has no outstanding debts and/or liabilities, other than listed on the latest 10Q.

(C) On the Closing Date, Stakool represents and warrants that there are no current, outstanding, or pending lawsuits filed against Stakool and/or any of its officers or directors in their capacity as directors, officers and/or representatives of Stakool;

(D) If, within one year of the Closing Date of the Transaction, it is discovered that there are pending lawsuits against Stakool, its officers, directors, and/or representative filed against them in their capacity as officers, directors and/or representatives of Stakool, or against the company, prior to the Closing Date, or if, within one year from the Closing Date, any of Stakool's present or past shareholders, officers or directors file any claims whatsoever, against the company, for acts made by the company and/or officers, directors and/or representative of the company prior to the Closing Date, Stakool shall be held responsible for litigating said claims, and hereby holds Anthus Life harmless from any claims made by current shareholders, officers and/or directors.

3.2 Officers and Directors: Kyle Gotshalk will step down as Director and President of Stakool, Inc. and any other current Officers and/or Directors of Stakool will resign from their respective positions as Directors and Officers of Stakool, and Peter Hellwig, current President of Anthus, will be appointed as President, CEO and Director of Stakool.

(A) Christian Breda and Kenji Katayama, current Directors of Anthus Life, will remain as Directors of Anthus Life following the Closing Date of the Transaction.

3.3 Execution of Consulting Agreement: Kyle Gotshalk has agreed to enter into a Consulting Agreement with Stakool, Inc. as a Consultant during the transition of the Company and to help identify and introduce Peter Hellwig to the contacts Stakool has developed over the years in order to more easily integrate the products of both companies, one to the other.

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34 Board Representation: The only member of the Board of Directors of Stakool, following the Closing Date of the Transaction, will be Peter Hellwig; other members have not yet been determined, but will be appointed. Upon appointment, board members will receive an as yet determined amount of Stakool Restricted Common Shares.

3.5 Financial Statements: Stakool will turn over all financial statements of the company on the Closing Date for consolidation with financial statements of Anthus which will be filed as an exhibit to a Form 8-K/A and filed with the Securities and Exchange Commission.

3.6 Due Diligence: Both parties of this transaction have conducted their respective due diligence.

3.7 Expenses: Each party shall be responsible for all legal fees incurred, each to its own, during the Sale and Purchase of Stakool by Anthus.

3.8 Closing: The Amended Closing Date of the Sale and Purchase between Stakool and Anthus shall be completed as soon as possible, but no later than November 7, 2011, unless with written consent by both parties; this Amendment to the Agreement will supersede the original Agreement and upon execution of all parties, the Amended Agreement will contain all the terms and conditions agreed upon by all parties.

3.9 Confidentiality: Stakool and Anthus Life, and any person acting on its behalf, shall keep the terms and conditions of this Agreement, any related correspondence, and any material provided to the other in connection with the Sale and Purchase in strict confidence, and, except as may otherwise be required by law, shall not issue any public statement or press release concerning this Transaction without mutual written approval of the substance and form of any such statement or release.

4. Representations and Warranties of Stakool, Inc.

Stakool, Inc. represents and warrants to Anthus Life, Corp., and acknowledges that Anthus Life is relying upon such representations and warranties, in connection with the executions, delivery and performance of this Agreement, notwithstanding any investigation made by or on behalf of Anthus Life, as follows:

4.1 Organization and Good Standing. Stakool is duly incorporated, organized, validly existing and in good standing under the laws of the State of Nevada, and has all requisite corporate power and authority to own, lease and to carry on its business as now being conducted.

4.2 Authority. Kyle Gotshalk ("Gotshalk") has all requisite corporate power and authority to execute and deliver this Agreement and any other document contemplated by this Agreement (collectively, the "Stakool Documents") to be signed by Gotshalk and to perform the obligations assigned to Stakool under this Agreement, and to consummate the Transaction contemplated by this Agreement. The execution and delivery of Stakool Documents by Gotshalk and the

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consummation of the Transaction contemplated by this Agreement have been duly authorized. No other proceeding on the part of Gotshalk is necessary to authorize such documents or to consummate the Transaction contemplated in this Agreement. This Agreement, as well as other Stakool Documents, when executed and delivered, will be valid and binding obligations of Stakool and will be enforceable under the full force of the law and in accordance with the laws of the State of Nevada, except:

(A) As limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally;

(B) As limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies; and

(C) As limited by public policy.

4.3 Payment of Accounts Payable. Stakool represents and warrants that all accounts, except monies owed to Conner & Associates (Auditor), will be current, with no outstanding balances at Closing and on the Closing Date of this Transaction. The Auditor will be paid from proceeds received by Stakool former management via a prenegotiated agreement and paid by Anthus Life per this Agreement. Following the Closing Date, Stakool will have no further outstanding liabilities.

4.4 Non-Contravention. Neither the execution, delivery, performance of this Agreement nor the consummation of this Transaction will:

(A) Conflict with, result in a violation of, cause a default under (with or without notice, lapse of time or both) or give rise to a right of termination, amendment, cancellation or acceleration of any obligation contained in or the loss of any material benefit under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the Assets under any term, condition, or provision of any loan or credit agreement, note, debenture, bond, mortgage, indenture, lease or other agreement, instrument, permit, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Stakool, or any of its material property or assets; or

(B) Violate any order, writ, injunction, decree, statute, rule, or regulation of any court or governmental or regulatory authority applicable to Stakool or any of the assets held by Stakool.

4.5 Actions and Proceedings. To the best knowledge of Stakool, there is no claim, charge, arbitration, grievance, action, suit, investigation or proceeding by or before any court, arbiter, administrative agency or other governmental authority now pending or, to the best knowledge of Stakool, threatened against Stakool which involves any of the business, or the properties or assets of Stakool that, if adversely resolved or determined, would have a material adverse effect on the business, operations, assets, properties, prospects or conditions of Stakool taken as a whole (an "**Stakool Material Adverse Effect**"). There is no reasonable basis for any claim or

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action that, based upon the likelihood of its being asserted and its success if asserted, would have such a Stakool Material Adverse Effect.

4.6 Absence of Changes. Except as otherwise stated in this Agreement, from the date of this Agreement to the Closing Date of this Transaction, Stakool shall not:

(A) Fail to pay or discharge when due any liabilities of which the failure to pay or discharge would cause any material damage or risk of material loss to any of the Assets of Stakool;

(B) Sell, encumber, assign or transfer any of the Assets of Stakool;

(C) Create, incur, assume or guarantee any indebtedness for money borrowed, undertake any mortgage, or pledge, or subject any of Stakool's Assets to any mortgage, lien, pledge, security interest, conditional sales contract or other encumbrance of any nature whatsoever;

(D) Suffer any damage, destruction or loss, whether or not covered by insurance, that would materially affect the Assets of Stakool; or

(E) Agree, whether in writing or orally, to do any of the foregoing.

4.7 Capitalization of Stakool. Immediately prior to the Closing of this Agreement, the entire authorized capital stock and other equity securities of Stakool shall consist of 175,000,000 shares of common stock with a par value of $0.001 (the "**Stakool Common Stock**") and there shall be no more than 79,425,737 shares of Stakool Common Stock issued and outstanding. All of the issued and outstanding shares of Stakool Common Stock have been duly authorized, are validly issued, were not issued in violation of any pre-emptive rights and are fully paid and nonassessable, are not subject to pre-emptive rights and were issued in full compliance with all federal, state, and local laws, rules and regulations. Other than as stated in this Agreement and the share issuances contemplated by this Agreement, there are no outstanding options, warrants, subscriptions, phantom shares, conversion rights, or other rights, agreements, or commitments obligating Stakool to issue any additional shares of Stakool Common Stock, or any other securities convertible into, exchangeable for, or evidencing the right to subscribe for or acquire from Stakool any shares of Stakool Common Stock as of the date of this Agreement. There are no agreements purporting to restrict the transfer of the Stakool Common Stock, no voting agreements, voting trusts, or other arrangements restricting or affecting the voting of the Stakool Common Stock other than those shares held by affiliates of Stakool.

4.8 Corporate Records of Stakool. The corporate records of Stakool, as required to be maintained by it pursuant to the Nevada Corporations Code, are accurate, complete and current in all material respects, and the minute book of Stakool is, in all material respects, correct, and contains all material records required by the laws of the State of Nevada in regards to all proceedings, consents, actions and meetings of the shareholders and the board of directors of Stakool.

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Purchase and Sale Agreement Between Stakool, Inc. and Anthus Life Corp.

4.9 Validity of Stakool Shares. The Stakool Shares to be issued to Anthus Life upon consummation of the Transaction in accordance with this Agreement will, upon issuance, have been duly and validly authorized and, when so issued in accordance with the terms of this Agreement, will be duly and validly issued, fully paid and nonassessable.

4.10 Compliance.

(A) To the best knowledge of Stakool, Stakool is in compliance with, is not in default or violation of any material respect under, and has not been charged with or received any notice at any time of any material violation of any statute, law, ordinance, regulation, rule, decree or other applicable regulation to the business or operations of Stakool;

(B) To the best knowledge of Stakool, Stakool is not subject to any judgment, order or decree entered in any lawsuit or proceeding applicable to its business and operations that would constitute a Stakool Material Adverse Effect;

(C) Stakool has duly filed all required reports and returns with governmental authorities and has obtained all governmental permits and other governmental consents, except as may be required after the execution of this Agreement. All of such permits and consents are in full force and effect, and no proceedings for the suspension or cancellation of any of them, and no investigation relating to any of them, is pending, or to the best knowledge of Stakool, threatened, and none of them will be affected in a material adverse manner by the consummation of this Transaction; and

(D) Stakool has operated in material compliance with all laws, rules, statutes, ordinances, orders and regulations applicable to its business. Stakool has not received any notice of any violation, nor is Stakool aware of any valid basis therefore.

4.11 Filings, Consents and Approvals. Stakool shall prepare or obtain any filing, registration, permit or authorization from any public or governmental body or authority, shareholders or other person that is necessary for the consummation by Stakool of the Transaction contemplated by this Agreement and to continue to conduct its business until the Closing Date in a manner which is consistent with that in which it is presently conducted.

4.12 SEC Filings. Stakool has furnished or made available to Anthus Life a true and complete copy of each report, schedule, registration statement and proxy statement filed by Stakool with the SEC (collectively, and as such documents have since the time of their filing been amended, the "**Stakool SEC Documents**"). As of their respective dates, the Stakool SEC Documents complied in all material respects with the requirements of the 1933 Act or the 1934 Act, as applicable, and the rules and regulations of the SEC applicable to such Stakool SEC Documents.

4.13 Absence of Undisclosed Liabilities. Except as disclosed in this Agreement, Stakool does not have any material liabilities or obligations direct or indirect, matured or otherwise, absolute, contingent or otherwise which could, in the aggregate exceed $5,000, except as discussed in Section 4.12 above, which have not been paid or discharged; any outstanding liabilities shall be

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Stakool   Anthus Life paid by Stakool with the conclusion of this sale, including, but not limited to, the Preferred share liability.

4.14 Board of Directors. All members of the Board of Directors of Stakool and all corporate officers of Stakool shall resign and a new Board of Directors shall be appointed.

4.15 Absence of Certain Changes or Events. Except as, and to the extent disclosed, in the Stakool SEC Documents, there has not been:

(A) A Stakool Material Adverse Effect; or

(B) Any material change by Stakool in its accounting methods, principles or practices.

4.16 Personal Property. There are no material equipment, furniture, fixtures or other tangible personal property and assets owned or leased by Stakool, except as disclosed in this Agreement attached as Schedule 1.

4.17 Employees and Consultants. Stakool has two Employment Agreements which shall terminate at closing. Stakool will maintain its Consulting Agreement with Kyle Gotshalk.

4.18 Material Contracts and Transactions. At closing, material contracts and outstanding transactions shall be terminated with no further liabilities.

4.19 No Brokers. Stakool has not incurred any obligation or liability to any party for any brokerage fees, agent's commissions, or finder's fees in connection with the Transaction contemplated by this Agreement.

4.20 Certain Transactions. Stakool is not a guarantor or indemnifier of any indebtedness of any third party, including any person, firm or corporation.

4.21 Completeness of Disclosure. No representation or warranty by Stakool in this Agreement nor any certificate, schedule, statement, document or instrument furnished or to be furnished to Anthus Life pursuant to this Agreement contains, or will contain, any untrue statement of a material fact, or omits, or will omit, to state a material fact that would make any statement materially misleading.

5. Representations and Warranties of Anthus Life

Anthus Life Corp. represents and warrants to Stakool, Inc., and acknowledges that Stakool is relying upon such representations and warranties, in connection with the executions, delivery and performance of this Agreement, notwithstanding any investigation made by or on behalf of Stakool, as follows:

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5.1 Organization and Good Standing. Anthus Life is duly incorporated, organized, validly existing and in good standing under the laws of the State of Nevada, and has all requisite corporate power and authority to own, lease and to carry on its business as now being conducted.

5.2 Authority. Peter Hellwig ("Hellwig") has all requisite corporate power and authority to execute and deliver this Agreement and any other document contemplated by this Agreement (collectively, the "Anthus Life Documents") to be signed by Hellwig and to perform the obligations assigned to Hellwig under this Agreement, and to consummate the Transaction contemplated by this Agreement. The execution and delivery of Anthus Life Documents by Hellwig and the consummation of the Transaction contemplated by this Agreement have been duly authorized. No other proceeding on the part of Hellwig is necessary to authorize such documents or to consummate the Transaction contemplated in this Agreement. This Agreement, as well as other Anthus Life Documents, when executed and delivered, will be valid and binding obligations of Anthus Life and will be enforceable under the full force of the law and in accordance with the laws of the State of Nevada, except:

(A) As limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally;

(B) As limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies; and

(C) As limited by public policy

6. ADDITIONAL COVENANTS OF THE PARTIES

All of such access, investigation and communication by a party and its representatives shall be conducted during normal business hours and in a manner designed not to interfere unduly with the normal business operations of the other party. Each party shall instruct its auditors to co-operate with the other party and its representatives in connection with such investigations.

6.1 Access and Investigation. Between the date of this Agreement and the Closing Date, Stakool, on the one hand, and Anthus Life, on the other hand, shall, and shall cause each of their respective representatives to:

(A) Afford the other and its representatives full and free access to its personnel, properties, assets, contracts, books and records, and other documents and data;

(B) Furnish the other and its representatives with copies of all such contracts, books and records, and other existing documents and data as required by this Agreement and as the other may reasonably request; and,

(C) Furnish the other and its representatives with such additional financial, operating, and other data and information as the other may reasonably request.

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Purchase and Sale Agreement Between Stakool, Inc. and Anthus Life Corp.

6.2 Notification. Between the date of this Agreement and the Closing Date, each of the parties to this Agreement shall promptly notify the other parties in writing at the addresses listed below if it becomes aware of any fact or condition that causes or constitutes a material breach of any of its representations and warranties as of the date of this Agreement, and if it becomes aware of the occurrence after the date of this Agreement of any fact or condition that would cause or constitute a material breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. Should any such fact or condition require any change in the Schedule relating to such party, such party shall promptly deliver to the other party a supplement to the Schedule specifying such change. During the same period, each party shall promptly notify the other party of the occurrence of any material breach of any of its covenants in this Agreement or of the occurrence of any event that may make the satisfaction of such conditions impossible or unlikely.

For Anthus Life Corp:

Mr. Peter Hellwig
President
Anthus Life Corp
8640 Philips Highway
Building 1, Suite 5
Jacksonville, Florida 32256

And for Stakool, Inc.:

Mr. Kyle Gotshalk
President
Stakool, Inc.
18565 Soledad Canyon Road, #153
Canyon Country, California 91351

6.3 Exclusivity. Until such time, if any, as this Agreement is terminated pursuant to this Agreement, Stakool and Anthus Life shall not, directly or indirectly solicit, initiate, entertain or accept any inquiries or proposals from, discuss or negotiate with, provide any non-public information to, or consider the merits of any unsolicited inquiries or proposals from any person or entity relating to any transaction involving the sale of Stakool or any of the capital stock of Stakool or any merger, consolidation, business combination, or similar transaction other than as contemplated by this Agreement.

6.4 Conduct of Stakool and Anthus Life Business Prior to Closing. Except as expressly contemplated by this Agreement, or for purposes in furtherance of this Agreement, from the date of this Agreement to the Closing Date, and except to the extent that Anthus Life otherwise consents in writing, Stakool shall operate its business substantially as presently operated and only in the ordinary course of business, and in compliance with all applicable laws, and use its

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best efforts to preserve intact its good reputation and present business organization and to preserve its relationships with persons having business dealings with it.

6.5 Full Disclosure Requirement. Stakool acknowledges that it is required to file with the SEC upon closing this Transaction, a disclosure document which includes discussion of many aspects of its future business, financial affairs, risks and management. Both parties shall cooperate fully in providing all information and documentation necessary to fulfill this obligation.

6.6 Certain Acts Prohibited - Stakool. Between the date of this Agreement and the Closing Date, Stakool shall not, without the prior written consent of Anthus Life:

(A) Incur any liability or obligation, or encumber or permit the encumbrance, of any properties or assets of Stakool;

(B) Dispose of, or contract to dispose of, any Stakool property or assets; or,

(C) Materially increase benefits or compensation expenses of Stakool, increase the cash compensation of any director, executive officer or other key employee or pay any benefit or amount to any such person.

6.7 Public Announcements. Until the Closing Date, Stakool and Anthus Life each agree that they shall not release or issue any reports or statements or make any public announcements relating to this Agreement or the Transaction contemplated herein without the prior written consent of the other party, except as may be required upon written advice of counsel to comply with applicable laws or regulatory requirements after consulting with the other party and seeking reasonable consent to such announcement. Anthus Life acknowledges that Stakool must comply with securities laws requiring full disclosure of material facts and agreements in which it is involved, and shall co-operate to assist Stakool in meeting its obligations.

7. CLOSING

7.1 Closing. The Closing shall take place by the Closing Date set forth in the Agreement and may be completed via email at sharondmac@att.net and/or facsimile (248) 751-6030 through the law firm of SD Mitchell & Associates, PLC.

7.2 Closing Date. The Amended Closing Date shall be November 7, 2011 unless agreed upon and in writing by both parties. This Amended Agreement shall serve as the final closing date and will occur upon execution of same by both parties.

7.3 Closing Deliverables of Stakool. At Closing, Stakool shall deliver or cause to be delivered the following, fully executed and in the form and substance reasonably satisfactory to Anthus Life:

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(A) Copies of all resolutions, resignations and/or consent actions adopted by or on behalf of the board of directors of Stakool evidencing approval of this Agreement, the resignation and appointment of Directors, the Name Change and the Transaction;

(B) Share certificates representing the Shares registered in the name of Anthus Life or its designees, as applicable;

(C) All certificates and other documents required by this Agreement;

(D) A certificate of an officer of Stakool, dated as of Closing, certifying that: (i) each respective covenant and obligation of Stakool has been complied with, and (ii) each respective representation, warranty and covenant of Stakool is true and correct at the Closing as if made on and as of the Closing; and

(E) The Stakool Documents and any other necessary documents, each duly executed by Gotshalk as required, to give effect to the Transaction.

7.4 Closing Deliverables of Anthus. At Closing, Anthus Life shall deliver, or cause to be delivered fully executed, and in the form and substance reasonably satisfactory to Stakool, the following:

(A) All certificates and other documents required by this Agreement;

(B) A certificate of an officer of Anthus Life, dated as of Closing, certifying that: (ii) each covenant and obligation of Anthus Life has been complied with; and (ii) each representation, warranty and covenant of Anthus Life is true and correct at the Closing as if made on and as of the Closing; and

(C) The Anthus Life Documents and any other necessary documents, each duly executed by Anthus Life, as required to give effect to the Transaction.

8. TERMINATION

8.1 Termination. This Agreement may be terminated, in writing, at any time prior to the Closing Date contemplated hereby by:

(A) Mutual agreement of Stakool and Anthus Life;

(B) Anthus Life, if there has been a material breach by Stakool of any material representation, warranty, covenant or agreement set forth in this Agreement on the part of Stakool that is not cured, to the reasonable satisfaction of Anthus Life, within ten business days after notice of such breach is given (except that no cure period shall be provided for a breach by either party that by its nature cannot be cured);

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(C) Stakool, if there has been a material breach by Anthus Life of any material representation, warranty, covenant or agreement set forth in this Agreement on the part of Anthus Life that is not cured, to the reasonable satisfaction of Stakool, within ten business days after notice of such breach is given (except that no cure period shall be provided for a breach by either party that by its nature cannot be cured);

(D) Anthus Life or Stakool, if the Transaction contemplated by this Agreement has not been consummated prior to November 7, 2011, unless both parties agree to extend such date in writing; or,

(E) Stakool or Anthus Life, if any injunction or other order of a governmental entity of competent authority prevents the consummation of the Transaction contemplated by this Agreement.

8.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect, provided, however, that no termination of this Agreement shall relieve any party of liability for any breaches of this Agreement that are based on a wrongful refusal or failure to perform any obligations.

9. INDEMNIFICATION, REMEDIES, SURVIVAL

9.1 Certain Definitions. For the purposes of this Section 9, the terms "Loss" and "Losses" mean any and all demands, claims, actions or causes of action, assessments, losses, damages, liabilities, costs, and expenses, including without limitation, interest, penalties, fines and reasonable attorney, accountant, and other professional fees and expenses of an amount not less than $5,000, but excluding any indirect, consequential or punitive damages suffered by Anthus Life or Stakool, including damages for lost profits or lost business opportunities.

9.2 Stakool Indemnity. Stakool shall and does hereby indemnify, defend, and hold harmless Anthus Life and its shareholders from, against, and in respect of any and all Losses asserted against, relating to, imposed upon, or incurred by Anthus Life and its shareholders by reason of, resulting from, based upon or arising out of:

(A) Any breach by Stakool of this Agreement; or

(B) Any misstatement, misrepresentation or breach of the representations and warranties made by Stakool and contained in or made pursuant to this Agreement, any Stakool Document or any certificate or other instrument delivered pursuant to this Agreement.

9.3 Anthus Life Indemnity. Anthus Life shall and does hereby indemnify, defend, and hold harmless Stakool and its shareholders from, against, and in respect of any and all Losses asserted against, relating to, imposed upon, or incurred by Stakool by reason of, resulting from, based upon or arising out of:

_____ Stakool

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_____ Anthus Life

Purchase and Sale Agreement Between Stakool, Inc. and Anthus Life Corp.

(A) Any breach by Anthus Life of this Agreement; or

(B) Any misrepresentation, misstatement or breach of representations and warranties of Anthus Life and contained in or made pursuant to this Agreement, any Anthus Life Document or any certificate or other instrument delivered pursuant to this Agreement.

10. GENERAL

10.1 Effectiveness of Representations; Survival. Each party is entitled to rely on the representations, warranties, indemnifications and agreements of each of the other party and all such representation, warranties and agreement shall be effective regardless of any investigation that any party has undertaken or failed to undertake. The representations, warranties and agreements shall survive the Closing Date and continue in full force and effect until one (1) year after the Closing Date.

10.2 Further Assurances and Provision of Information. Each of the parties hereto shall co-operate with the other and execute and deliver to the other party such other instruments and documents and take such other actions as may be reasonably requested from time to time by any other party of this Agreement as necessary to carry out, evidence, and confirm the intended purposes of this Agreement. Stakool agrees to provide such information as requested by Anthus Life in a timely manner prior to Closing Date.

10.3 Amendment. This Agreement may not be amended except by an instrument in writing signed by each of the parties.

10.4 Expenses. Except as otherwise stated in this Agreement, each party shall pay and be responsible for its own expenses incurred by and in connection with the preparation, execution, and performance of this Agreement and the Transaction contemplated hereby, including all fees and expenses of agents, representatives, counsel, and accountants.

10.5 Entire Agreement. This Agreement, the schedule attached hereto and the other documents in connection with this Transaction contain the entire agreement between the parties with respect to the subject matter hereof and supersede all prior arrangements and understandings, both written and oral, expressed or implied, with respect to this Agreement. Any preceding correspondence or offers are expressly superseded and terminated by this Agreement.

10.6 Notices. All notices and other communications required or permitted under this Agreement shall be sent to the addresses exchanged by the parties set forth in this Agreement under Section 6.2 for this purpose, and as may from time to time be updated by one party to the other, which must be in writing and shall be deemed given if sent by personal delivery, faxed with electronic confirmation of delivery, internationally-recognized express courier or registered or certified mail (return receipt requested), postage prepaid, to the parties at the addresses specified by a party to the others from time to time for notice purposes. All such notices and other communications shall be deemed to have been received:

_____ Stakool

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_____ Anthus Life

Purchase and Sale Agreement Between Stakool, Inc. and Anthus Life Corp.

(A) In the case of personal delivery, on the date of such delivery;

(B) In the case of a fax, when the party sending such fax has received electronic confirmation of its delivery;

(C) In the case of delivery by internationally-recognized express courier, on the business day following dispatch; and,

(D) In the case of mailing, on the fifth business day following the post marked date of mailing.

10.7 Headings. The headings contained in this Agreement are for convenience purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

10.8 Benefits. This Agreement is and shall only be construed as for the benefit of or enforceable by those persons party to this Agreement.

10.9 Assignment. This Agreement may not be assigned (except by operation of law) by either party without the consent of the other.

10.10 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada and the Federal laws applicable to the subject matter in the State of Nevada.

10.11 Gender. All references to any party shall be read with such changes in number and gender as the context or reference requires.

10.12 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

10.13 Fax Execution. This Agreement may be executed by delivery of executed signature pages by fax and such fax execution shall be effective for all purposes.

10.14 Independent Legal Advice. Anthus Life and Stakool confirm that each has been given the opportunity to seek and obtain independent legal advice prior to execution of this Agreement, and enter into this Agreement and execute this Agreement on the same equal footing, with equal understanding of the Agreement.

10.15 Schedules and Exhibits. Any schedules and exhibits that are attached to this Agreement are incorporated herein.

_____ Stakool

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_____ Anthus Life

Purchase and Sale Agreement Between Stakool, Inc. and Anthus Life Corp.





10.16 References. Unless otherwise explicitly stated, all references to a "Section" "Schedule" or Exhibit" herein refer to a section, schedule or exhibit in and to this Agreement.

IN WITNESS WHEREOF the parties have executed this Amended Agreement as of the 7th day of November, 2011.

Anthus Life Corp

By: Peter Hellwig, President

Stakool, Inc.

By: Kyle Gotshalk, President

_______ Stakool

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Purchase and Sale Agreement Between Stakool, Inc. and Anthus Life Corp.